UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
FORM 6-K
  __________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2013
Commission File Number 0-28564

__________________________________
QIAGEN N.V.
__________________________________

Spoorstraat 50
5911 KJ Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐         No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On April 29, 2013, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended March 31, 2013. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude fair value adjustments to deferred revenue, costs related to amortization of acquired intangible assets, impairment losses, share-based payment expenses, acquisition, integration and restructuring expenses, including inventory fair value adjustments related to business acquisitions, as well as non-recurring charges or income. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: April 30, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated April 29, 2013

Table of Contents	Exhibit 99.1

QIAGEN Reports First Quarter 2013 Results

•	Achieves Q1 2013 targets: Net sales of $303.6 million grow 3% CER on expansion in all regions; adjusted diluted EPS at $0.23 per share; free cash flow of $30 million

•	Progress toward accelerating innovation and growth in 2013:

◦	Molecular Diagnostics (+11% CER) and Applied Testing (+5% CER) deliver solid results, more than offset weak market conditions in Pharma and Academia

◦	QIAsymphony automation platform well on track to surpass 1,000 cumulative placements during 2013; new QIAlink software provides interface to laboratory information management systems

◦	Acquisition of Ingenuity Systems, global leader in analysis and interpretation of complex biological data, adds to QIAGEN's ecosystem for molecular testing

◦	Advancing more than 35 diagnostic development projects, expanding leadership in Personalized Healthcare with Eli Lilly master framework collaboration

•	QIAGEN adjusts full-year 2013 guidance for Ingenuity acquisition and Academia market trends, continues to expect higher sales and adjusted earnings

Venlo, The Netherlands, April 29, 2013 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the first quarter of 2013, delivering innovation and growth in a challenging business environment.

“Our results for the first quarter of 2013 show the ability of QIAGEN to grow amid challenging conditions. Our sales to customers in Molecular Diagnostics showed solid growth, and the improved performance was supported by Applied Testing and all regions delivering growth that more than compensated for soft conditions in Academia given government funding concerns in various markets and in particular sequestration in the United States,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V. “Our portfolio of growth drivers - which include the QIAsymphony automation platform, the QuantiFERON-TB latent tuberculosis test and our Personalized Healthcare franchise - is building momentum and showed significant gains as Molecular Diagnostics delivered double-digit growth.

“QIAGEN's commitment to growing through innovation is strong. We are preparing QIAGEN's next-generation sequencing solutions for clinical research and diagnostics, and Ingenuity Systems adds a leading solution for the analysis and interpretation of complex biological data to our ecosystem for molecular testing. Our development pipeline of more than 35 diagnostic assays is advancing, and key submissions are planned for 2013 and 2014, especially for infectious disease tests in Profiling and companion diagnostics in Personalized Healthcare. As we seek new ways to improve efficiency and effectiveness, QIAGEN is well-positioned to achieve its goals for 2013 and advance our mission of making improvements in life possible.”

First quarter 2013 results

	Q1 2013	Q1 2012	Change
In $ millions, except per share information			$	CER
Net sales	303.6	296.4	2%	3%
Operating income, adjusted	78.4	80.3	-2%
Net income, adjusted	54.7	54.8	0%
Diluted EPS, adjusted	$0.23	$0.23

For information on the adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net income and adjusted diluted EPS results represent amounts attributable to the owners of QIAGEN N.V.
Net sales grew 3% CER at constant exchange rates (CER) in the first quarter of 2013, led by the Molecular Diagnostics (+11% CER) and Applied Testing (+5% CER) customer classes, more than offsetting lower contributions in Pharma (-4% CER) and Academia (-4% CER). The ongoing product portfolio generated 2% CER growth, while AmniSure (acquired in May 2012) provided an additional percentage point. Currency movements had a negative impact of one percentage point on reported sales due to weakness of the Japanese yen against the U.S. dollar (reporting currency).
Operating income declined 20% to $29.1 million in the first quarter of 2013 compared to $36.5 million in the first quarter of 2012. Adjusted operating income, which excludes items such as restructuring and acquisition-related costs, share-based compensation and amortization of intangible assets, was down 2% to $78.4 million from $80.3 million in the first quarter of 2012. The adjusted operating income margin declined to 26% of net sales from 27% in the year-ago period.
Net income attributable to owners of QIAGEN N.V. amounted to $20.0 million in the first quarter of 2013 compared to $28.6 million in the year-ago period. Diluted EPS was $0.08 (based on 241.5 million diluted shares) compared to $0.12 in the year-ago period (238.9 million diluted shares), and due mainly to higher amortization and business integration expenses compared to the same period in 2012. Adjusted net income attributable to owners of QIAGEN N.V. was largely unchanged at $54.7 million compared to $54.8 million in the 2012 quarter, and adjusted diluted EPS was also unchanged at $0.23 in the first quarter of 2013 compared to the year-ago period.
Cash and cash equivalents at March 31, 2013, declined to $372.8 million from $394.0 million at December 31, 2012. Net cash provided by operating activities amounted to $45.9 million at the end of the first quarter of 2013, up from $11.1 million at the end of the same period of 2012, with free cash flow significantly improving to $30.1 million from negative free cash flow of $7.7 million. Net cash used in investing activities at the end of the first quarter of 2013 was $23.2 million, less than the $25.0 million of net cash used in the same period of 2012. Net cash used by financing activities was $40.1 million at the end of the first quarter of 2013, mainly due to the share repurchase program, compared to cash provided by financing activities of $11.2 million in the year-ago period.
Reconciliations of reported results in accordance with U.S. generally accepted accounting principles (GAAP) to adjusted results are included in the tables accompanying this release.
“Our healthy financial position provides QIAGEN with resources to support attractive business expansion opportunities, and the acquisition of Ingenuity Systems fits into our strategy of integrating new technologies that can catalyze value creation across our portfolio of Sample & Assay Technologies,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “We were pleased with the positive reception of our recently completed $100 million share repurchase program. This program and the acquisition of Ingenuity Systems, are examples of our capital allocation strategy, committed to creating value for shareholders and supporting QIAGEN's business expansion. We are on track to deliver higher sales and adjusted earnings in 2013 and further improve profitability.”
Business review
Geographic regions
All regions delivered growth at single-digit CER rates in the first quarter of 2013, led by the Europe / Middle East / Africa region (+4% CER, 34% of sales). The Americas (+2% CER, 47% of sales) also generated growth driven by Molecular Diagnostics. In Asia-Pacific / Japan (+3% CER, 18% of sales), China and India provided important growth contributions, while sales in Japan were down slightly, as the distribution of some academic research funds was postponed to later in 2013. Sales in the top seven emerging markets rose about 19% CER and represented 11% of total sales.
Product categories
Consumables and related revenues (+4% CER, 89% of sales) rose on the double-digit advance in Molecular Diagnostics and solid single-digit growth in Applied Testing, which more than offset modest declines in Pharma and Academia.
Instrument sales (-3% CER, 11% of sales) rose in Pharma, but declined in Academia due to uncertain government funding conditions in the U.S. and other countries and were slightly lower in Applied Testing. QIAGEN continued its strong pace of placements for the QIAsymphony automation platform, building on the year-end 2012 installed base of more than 750 and set to surpass 1,000 placements during 2013. The ongoing transition to reagent rental agreements, where sales are recognized over a multi-year period, led to a single-digit CER decline in Molecular Diagnostics.
Customer classes
An overview of performance in QIAGEN's four customer classes (based on total sales results including organic growth and acquisitions at CER):
Molecular Diagnostics (Q1 2013: +11% CER, 50% of sales) reported solid growth in the first quarter of 2013 based on double-digit CER improvement in consumables, while instrument sales were lower due mainly to the focus on QIAsymphony placements under multi-year reagent rental agreements. In Prevention, the QuantiFERON-TB test for detection of latent tuberculosis (TB) continued to deliver 20% CER growth on successful market penetration initiatives in the U.S. and Europe. Sales of products for HPV testing (-2% CER, 17% of sales) declined at a mid-single-digit CER rate in the U.S., where pricing pressure continues amid implementation of multi-year customer agreements, but showed growth in other regions. Sales in products related to Profiling rose at a healthy double-digit CER pace on increasing consumables use on QIAsymphony automation platforms. Personalized Healthcare sales were also higher in the first quarter of 2013. In Point of Need, the AmniSure assay for premature rupture of fetal membranes in pregnant women continued its rapid growth pace.

Applied Testing (Q1 2013: +5% CER, 8% of sales) provided high-single-digit CER growth in consumables on steady business expansion in all three areas - human identification / forensics, veterinary medicine and food safety. The European horsemeat scandal generated demand, providing additional growth impulses and awareness about the benefits of molecular food testing and QIAGEN's strong position and product offering which significantly increased over the last two years in this customer class. Instrument sales were slightly lower against a very strong performance in the first quarter of 2012 when the rollout of the QIAsymphony automation platform began to these customers.
Pharma (Q1 2013: -4% CER, 18% of sales) showed growth in Asia-Pacific / Japan, but lower results in the Americas and EMEA regions due to the impact of restructuring activities and site consolidations among some customers that has continued from 2012.
Academia (Q1 2013: -4% CER, 24% of sales) experienced lower sales of both consumables and instruments, primarily due to concerns about reduced government funding trends in various markets, including the implementation of the U.S. government sequestration that took effect in March. Academia sales were also weaker in Europe as well as in some markets in the Asia-Pacific / Japan region outside of China. QIAGEN estimates that the reduced government funding environment, particularly in the U.S., could lead to a reduction in full-year 2013 consolidated sales growth of at least 1 percentage point.
Accelerating innovation and growth in 2013
QIAGEN is moving ahead, amid challenging market conditions, to accelerate the pace of innovation and growth in 2013. Building on the progress of strategic initiatives to leverage QIAGEN's leadership in Sample & Assay Technologies across all customer classes, goals for 2013 focus on continuing to drive platform success, add test content for use in all customer classes and broaden QIAGEN's geographic presence. Additional goals are to deliver efficiency and effectiveness through better resource allocation, improve QIAGEN's position as an employer of choice and enhance customer experience.
Among recent developments in 2013:

•
Creating leadership in biological data interpretation: QIAGEN announced on April 29 its acquisition of Ingenuity Systems, Inc., the leading provider of solutions to quickly and accurately analyze and interpret genomic data, for $105 million in cash. New technologies such as next-generation sequencing (NGS) are generating growing volumes of complex biological data, making analysis and interpretation critical for success in research and diagnostics. Ingenuity's solutions significantly expand the capabilities of QIAGEN's ecosystem for efficiently turning raw biological samples into valuable and actionable information that is scientifically and clinically relevant.

•
Next-generation sequencing workflow: QIAGEN's strategy to make NGS a routine, cost-effective tool for clinical research and diagnostics received very positive feedback from potential customers at the annual Advances in Genome Biology and Technology (AGBT) meeting in February 2013. QIAGEN is moving forward with plans to begin placing its sample-to-result NGS workflow, building on existing QIAGEN instruments and the transformational GeneReader benchtop sequencer, with selected customer groups in the second half of 2013.

•
Influenza: As with influenza outbreaks in the past, QIAGEN is actively supporting efforts to monitor the spread of the A(H7N9) influenza strain and preparing various influenza screening and related assays for use in veterinary and human diagnostic settings. QIAGEN is working closely with Chinese government agencies to support its influenza surveillance measures. The A(H7N9) influenza virus is a serotype of the avian influenza virus, or bird flu virus, which so far has been reported exclusively in Asia, and predominantly in China, according to the U.S. Centers for Disease Control (CDC). In the U.S., QIAGEN's Sample & Assay Technologies - consumables and instruments - form key components of a PCR-based A(H7N9) influenza virus assay from the CDC that recently received emergency authorization by the FDA.

•
QIAsymphony: QIAGEN is on track to surpass 1,000 placements during the course of 2013 for the QIAsymphony automation platform, the industry's first modular sample-to-result system that runs commercial assays and a broad range of laboratory-developed tests. In the first quarter of 2013, a new software package, QIAlink, was launched to automate data handling between QIAsymphony and all laboratory information management systems (LIMS).

•
Personalized Healthcare expansion: QIAGEN continued to advance its leadership in companion diagnostics. Following U.S. regulatory approval in July 2012, the therascreen KRAS RGQ PCR Kit for colorectal cancer patients has so far been adopted by many U.S. laboratories, including Clarient, the leading U.S. provider of cancer laboratory testing. QIAGEN is working with the FDA on review of the therascreen EGFR RGQ PCR Kit in non-small cell lung cancer (NSCLC), which was submitted for U.S. regulatory approval in late 2012. QIAGEN continues to strengthen relations with its pharma co-development partners, having entered into a master collaboration agreement with Eli Lilly and Company in February 2013 that provides a framework for future projects. This agreement builds on past work together, particularly for U.S. approval of the therascreen KRAS test.

•
Adding innovative content: Research and Development spending increased 20% in the first quarter of 2013 to support the development of important assays that will expand the content menu in Molecular Diagnostics and the other customer classes, particularly for use on the QIAsymphony automation platform. In the first quarter QIAGEN launched the careHPV Test in China, the world's first molecular diagnostic to screen for high-risk human papillomavirus (HPV) in low-resource settings such as areas lacking electricity, water or laboratories. It is highly complementary with the digene HPV Test, widely used in developed clinical settings.

•
Efficient and effective growth: Based on successful completion of the U.S. regulatory submissions for the KRAS and EGFR companion diagnostics, QIAGEN will consolidate all Molecular Diagnostics regulatory activities into a global hub in Manchester, U.K., a key site for Personalized Healthcare activities. This creates a seamless verification and validation process for final stages of development, particularly on assays for the QIAsymphony platform. The Hamburg, Germany, site is planned to be closed, and key projects transferred to Manchester. QIAGEN continues to make good progress on these initiatives, and the majority of restructuring efforts are expected to be completed by the end of the second quarter of 2013.

QIAGEN completes $100 million share repurchase program
QIAGEN was very encouraged by the reception of its initial $100 million share repurchase program, which was completed on March 29, 2013. A total of 5.07 million shares were repurchased on the Frankfurt Stock Exchange and on NASDAQ at volume-weighted average price of EUR 14.59 and $20.00 per share, respectively. Repurchased shares are held in treasury in order to satisfy various obligations for exchangeable debt instruments and/or employee share-based remuneration plans. QIAGEN intends to ask shareholders at the next Annual General Meeting of Shareholders on June 26, 2013, for a new annual authorization providing the right to conduct repurchases for up to 10% of the share capital. The Supervisory Board and Managing Board in the future will continue to evaluate the possibility for new share repurchase programs as an element of QIAGEN's capital allocation strategy.
2013 outlook
QIAGEN continues to expect to deliver improved results in 2013, having updated targets for adjusted net sales (1) and adjusted diluted earnings per share for the full year to incorporate the impact of new developments during the first quarter. QIAGEN currently expects reduced government funding, including the implementation of sequestration in the U.S., to have an adverse impact of at least 1 percentage point on adjusted net sales growth in 2013, while the acquisition of Ingenuity is expected to provide adjusted net sales of approximately $15 million to QIAGEN in 2013. As a result of these factors, QIAGEN expects adjusted net sales to grow approximately 5% CER in 2013. QIAGEN also now expects adjusted diluted EPS of approximately $1.13 for full-year 2013, which includes dilution of $0.03 per share from the Ingenuity acquisition. For the second quarter of 2013, QIAGEN expects adjusted net sales to grow approximately 1-2% CER and for adjusted diluted EPS of approximately $0.25, and for faster adjusted net sales and adjusted earnings growth rates in the second half of the year. These expectations do not take into account any additional acquisitions that could be completed in 2013.

Conference call and webcast details
Information on QIAGEN's performance will be presented during a conference call on Tuesday, April 30, 2013, at 9:30 ET / 14:30 GMT / 15:30 CET. The corresponding presentation slides will be available for download shortly before the event at www.qiagen.com/goto/ConferenceCall, and a webcast will be available at this website. A replay will also be made available on this website.

(1)
Adjusted net sales is a non-GAAP measure that includes all revenue contributions of Ingenuity following the acquisition completed on April 29, 2013. Due to purchase accounting rules, reported net sales will be reduced by fair value adjustments to deferred revenue that is related to sales contracts executed by Ingenuity prior to the acquisition.

Use of adjusted results
QIAGEN has regularly reported adjusted results, as well as results considered on a constant exchange rate basis, to give additional insight into its financial performance. These adjusted results include adjusted net sales, adjusted gross profit, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V. and adjusted diluted EPS. Adjusted net sales is a non-GAAP measure that includes all revenue contributions of Ingenuity following the acquisition completed on April 29, 2013. Due to purchase accounting rules, reported net sales will be reduced by fair value adjustments to deferred revenue that is related to sales contracts executed by Ingenuity prior to the acquisition. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to the reported results prepared in accordance with generally accepted accounting principles, but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Reconciliations of reported results to adjusted results are included in the tables accompanying this release.

About QIAGEN
QIAGEN N.V., a Netherlands holding company, is the leading global provider of Sample & Assay Technologies that are used to transform biological materials into valuable molecular information. Sample technologies are used to isolate and process DNA, RNA and proteins from biological samples such as blood or tissue. Assay technologies are then used to make these isolated biomolecules visible and ready for interpretation. QIAGEN markets more than 500 products around the world, selling both consumable kits and automation systems to customers through four customer classes: Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). As of March 31, 2013, QIAGEN employed approximately 4,000 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com/.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, markets, strategy or operating results, including without limitation its expected operating results, new product developments, new product launches, regulatory submissions, and financing plans are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products in applied testing, personalized healthcare, clinical research, proteomics, women's health/HPV testing and nucleic acid-based molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products, the consummation of acquisitions, and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

###

Contacts:

Corporate Communications

Investor Relations		Public Relations
John Gilardi	+49 2103 29 11711	Dr. Thomas Theuringer	+49 2103 29 11826
Vice President of Corporate Communications	+1 240 686 2222	Director of Public Relations

Peter Vozzo	+1 240 686 7400
Director, Global Investor Relations

Email: ir@qiagen.com		Email: pr@qiagen.com
www.qiagen.com/About-Us/Investors/		www.qiagen.com/About-Us/Press-and-Media/
www.twitter.com/qiagen

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months ended
	March 31,
(In $ thousands, except per share data)	2013	2012
Net sales	303,576	296,422
Cost of sales	103,563	107,052
Gross profit	200,013	189,370
Operating expenses:
Research and development	34,300	28,637
Sales and marketing	89,577	82,379
General and administrative, restructuring, integration and other	38,962	33,908
Acquisition-related intangible amortization	8,103	7,963
Total operating expenses	170,942	152,887
Income from operations	29,071	36,483
Other income (expense):
Interest income	858	589
Interest expense	(7,665)	(5,017)
Other income, net	517	1,082
Total other expense	(6,290)	(3,346)
Income before provision for income taxes	22,781	33,137
Provision for income taxes	2,708	4,647
Net income	20,073	28,490
Net income (loss) attributable to non-controlling interest	90	(102)
Net income attributable to the owners of QIAGEN N.V.	19,983	28,592

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.08	$0.12
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.23	$0.23

Diluted shares used in computing diluted net income per common share	241,450	238,885

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	March 31, 2013	December 31, 2012
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	372,757	394,037
Short-term investments	87,784	90,451
Accounts receivable, net	244,358	250,729
Income taxes receivable	40,286	39,150
Inventories, net	130,645	135,293
Prepaid expenses and other current assets	81,806	55,363
Deferred income taxes	25,982	27,598
Total current assets	983,618	992,621
Long-term assets:
Property, plant and equipment, net	415,996	418,932
Goodwill	1,756,234	1,759,898
Intangible assets, net	810,359	853,872
Deferred income taxes	4,201	2,323
Other long-term assets	63,166	59,985
Total long-term assets	3,049,956	3,095,010
Total assets	4,033,574	4,087,631
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	912	948
Accounts payable	40,760	51,311
Accrued and other current liabilities	197,315	196,447
Income taxes payable	26,907	14,863
Deferred income taxes	2,990	3,300
Total current liabilities	268,884	266,869
Long-Term liabilities:
Long-term debt, net of current portion	845,797	846,044
Deferred income taxes	180,632	191,609
Other long-term liabilities	47,472	58,746
Total long-term liabilities	1,073,901	1,096,399
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares issued - 238,984 shares in 2013 and 236,487 shares in 2012	2,801	2,769
Additional paid-in capital	1,748,722	1,718,163
Retained earnings	1,005,417	985,434
Accumulated other comprehensive income	20,510	43,991
Less treasury shares at cost - 4,955 shares in 2013 and 1,943 in 2012	(96,435)	(35,653)
Total equity attributable to the owners of QIAGEN N.V.	2,681,015	2,714,704
Non-controlling interest	9,774	9,659
Total equity	2,690,789	2,724,363
Total liabilities and equity	4,033,574	4,087,631

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Three months ended March 31, 2013
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	303.6	200.0	29.1	22.7	(2.7)	20.0	$0.08
Adjustments:
Business integration, acquisition related and restructuring costs	—	0.4	14.6	14.6	(4.1)	10.5	0.05
Purchased intangibles amortization	—	18.0	26.1	26.1	(8.5)	17.6	0.07
Share-based compensation	—	0.8	8.6	8.6	(2.0)	6.6	0.03
Total adjustments	—	19.2	49.3	49.3	(14.6)	34.7	0.15
Adjusted results	303.6	219.2	78.4	72.0	(17.3)	54.7	$0.23

* Using 241.5 M diluted shares

Three months ended March 31, 2012
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	296.4	189.4	36.5	33.2	(4.6)	28.6	$0.12
Adjustments:
Business integration, acquisition related and restructuring costs	—	0.8	11.4	11.4	(3.9)	7.5	0.03
Purchased intangibles amortization	—	19.2	27.2	27.2	(10.9)	16.3	0.07
Share-based compensation	—	0.4	5.2	5.2	(1.1)	4.1	0.01
Other non-recurring income and expense	—	—	—	(1.3)	(0.4)	(1.7)	(0.01)
Total adjustments	—	20.4	43.8	42.5	(16.3)	26.2	0.11
Adjusted results	296.4	209.8	80.3	75.7	(20.9)	54.8	$0.23

* Using 238.9 M diluted shares

Tables may contain rounding differences